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                              March 4, 2021

       Todd B. Parriott
       Chief Executive Officer
       Connect Invest II LLC
       2140 E. Pebble Road, Suite 150
       Las Vegas, Nevada 89123

                                                        Re: Connect Invest II
LLC
                                                            Offering Statement
on Form 1-A
                                                            Response dated
March 2, 2021
                                                            File No. 024-11466

       Dear Mr. Parriott:

              We have reviewed your supplemental response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

              Unless we note otherwise, our references to prior comments are to comments in our
       February 25, 2021 letter.

       Correspondence received March 2, 2021

       The Manager and Management Agreement, page 38

   1. We note your response to prior comment 1. Please revise your disclosure in the offering circular to clarify how
the management fees are calculated including the extent to which they are based on the
term of the notes. For example, disclose, if true, that a 3 month note would accrue a
management fee of 1/4 of 1%.
 Todd B. Parriott
Connect Invest II LLC
March 4, 2021
Page 2

       You may contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                        Sincerely,
FirstName LastNameTodd B. Parriott
                                                        Division of Corporation
Finance
Comapany NameConnect Invest II LLC
                                                        Office of Real Estate &
Construction
March 4, 2021 Page 2
cc:       Kenneth Betts, Esq.
FirstName LastName